

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4-7

June 21, 2005

Via U.S. Mail and Fax
Donald J. Frickel, Esq.
General Counsel
WorldSpace, Inc.
2400 N Street NW
Washington, DC 20037

> **Re:** **WorldSpace, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 13, 2005, as amended June 10, 2005**
> **File No. 333-123644**

Dear Mr. Frickel:

We have reviewed your filing and your June 10, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-1

General

1.   On May 16, 2005, Hamza Farooqui, Managing Director of WorldSpace South Africa, was quoted on the "Business Day" website, stating that he believed the growth potential for satellite radio in South Africa was immense, and that "[Worldspace] expect[s] subscriber numbers to reach into the millions by 2010." On June 3, 2005, and June 6, 2005, Srinivasan Rangarajan, WorldSpace senior vice president of engineering solutions, was quoted in "Communications Daily" and "Satellite Week," respectively, as saying: "what XM is to the U.S., WorldSpace is to the rest of the world." This statement was made at the International Satellite Communications (ISCe) Conference and Exhibition. Please

note that the publication of information and statements and publicity efforts made in advance of a proposed financing which have the effect of conditioning the public mind or arousing public interest in the issuer or in its securities may constitute an offer in violation of the Securities Act. See Securities Act Release Nos. 5180 (August 16, 1971) and 7856 (April 28, 2000). Please provide us with your analysis in your response letter as to why these statements are consistent with the limitations imposed by Section 5 of the Securities Act. In addition, revise MD&A ("Our Business Trends") to address each of the statements. For example, we note that the company currently discloses that it has approximately 58,000 subscribers. This disclosure should be expanded to address the company's public statements forecasting "millions" of subscribers by 2010.

2. We note from the disclosure included on pages 66 and 74 of the Form S-1 that you have a strategic relationship with Xi'an Tongshi Technology Limited ("Tongshi"), a Chinese electronics manufacturer. In addition, we note from the Appendix C Country-List for AsiaStar and the Appendix D Country-List for AfricaStar attached to the Tongshi DAMB receiver user manuals posted on your website that the country coverage areas for the DAMB-A and DAMB-R receivers include Libya, Iran, Syria and Sudan. Please advise us whether you have any production, marketing, licensing and/or other agreements with Tongshi with respect to any of these countries and, if so, why those agreements have not been filed as exhibits to the registration statement. Advise us also whether you have customers or subscribers in any of these countries. Describe briefly any marketing, sales or other operations, and customer relationships, in each of these countries. Advise us also whether your customers include or have included the governments of these countries, or enterprises controlled by the governments of these countries. We may have further comment.

3. We note the disclosure on page 25 that certain of your investors have been the subject of allegations that they and/or charities they were involved in have supported terrorism. Please identify for us the charities to which you refer. We may have further comment.

Risk Factors, page 9

"Allegations of ties between certain of our investors and terrorism could negatively affect our reputation and stock price…," page 25

4. Because the U.S. Court of Appeals for the Federal Circuit affirmed dismissal of Mr. Idris' case against the U.S. Government, and because rehearing was denied by that court, en banc, please remove or update the reference to the lawsuit filed by Mr. Idris against the U.S. Government.

5. We note your statement in response to our prior comment 17 that "except to the limited extent described above," Stonehouse has no power to restrict or control

management's decisions, with regard to expenditures or dispositions of assets. However, Stonehouse does have the power to restrict or influence transfers of assets if it believes that it is reasonably likely that the transfer would materially affect the overall return to Stonehouse under the Royalty Agreement. If it is reasonable to assume that any material sale of assets would likely effect EBITDA, at least in the short term, it is reasonable to conclude that Stonehouse would have to be consulted prior to such a sale, which would suggest that Stonehouse has the power to influence decisions of the company with respect to disposition of assets. Therefore, we reissue our prior comment 17 with respect to Stonehouse.

Management's Discussion and Analysis, page 36

Overview, page 36

Operating Expense Overview, page 39

6.   Please include your response to our prior comment 23 in this section.

Liquidity and Capital Resources, page 54

7.   Please include your response to our prior comment 27 in this section.

Contractual Obligation, page 59

8.   We note your response to our prior comment 30, in which we requested disclosure of the $1.8 billion long-term liability related to your contingent royalty obligation in the table of contractual obligations. Because the contingent royalty payments must be recorded as a long-term liability on your balance sheet in accordance with GAAP, please disclose the $1.8 billion long-term liability in your table of contractual obligations. You may explain the entry in an accompanying footnote to the table.

Note K. Stock Options and Warrants, page F-21

9.   We have considered your response to our prior comment 48 of our letter dated May 13, 2005. We note that the value of the common stock underlying the options was measured based on the "valuation negotiated with the purchasers" of your $155 million senior convertible note. Tell us whether you believe the negotiated enterprise value referred to in your response is equal to the fair value of WorldSpace. If so, please describe for us the methodology and significant assumptions you used to determine the enterprise fair value.

10.   Disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.

If you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist, include the following disclosures in MD&A:

- A discussion of the significant factors, assumptions and methodologies used in determining fair value;

- A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;

- The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

11. With regard to your response to our prior comment 25, tell us how you overcome the presumption that the cash consideration paid to your distributors should be recorded as a reduction of revenue. Your response should include a detailed analysis of your application of EITF 01-9, as follows:

- Tell us the "identifiable benefit" that you receive in exchange for the cash paid to the distributor or reseller; and

- Demonstrate how you can reasonably estimate the fair value of the benefit identified above.

12. We are reissuing our prior comment 28. Please revise your MD&A disclosure and discuss the likely impact the Stonehouse royalty payments could have on your financial condition and results of operations. In this regard, you should disclose the reasons why you believe that the payments will not have a significant impact to your financial condition and results of operations and your funding options as described in your response.

13. We note your response to our prior comment 29, that you do not envision the build-out of the terrestrial repeater network in China will begin in the next 12 months and that you expect the total network to cost approximately $15 to $25 million. Revise your disclosure to discuss the estimated total expenditures to complete the network.

14. With regard to our prior comment 42, tell us how you evaluate product sales through your distribution network in determining the amount of revenue to recognize and the related accrual for estimated product returns. In this regard, describe the significant terms of your distribution agreements, including the right of return provisions. Describe for us how you consider significant increases in or excess levels of inventory in a distribution channel in determining the required accrual for returns or whether revenue recognition is appropriate. In your response, include a discussion of how you are able to monitor purchases and the

related sales to end users by your distributors in order to determine any increase in or excess inventory levels. Also refer to the guidance in SAB Topic 13A.4b.

<u>Exhibits 10.2 and 10.3</u>

15.   It appears that numerous exhibits to and provisions of the Loan Restructuring Agreement and Royalty Agreement have been omitted without requesting confidential treatment under Securities Act Rule 406. For example, you have omitted Sections 6.03 and 6.04 of Exhibit 10.2, as well as Exhibits A-N to that agreement, from the filed Loan Restructuring Agreement. Further, it appears that numerous exhibits to the Royalty Agreement have not been filed with that agreement. Please file these sections of the agreements in an amendment to the Form S-1.

<p align="center">*   *   *   *</p>

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Al Rodriguez, Staff Accountant, at (202) 551-3370 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Jeffrey E. Cohen, Esq.
        Coudert Brothers LLP
        Via Facsimile: (212) 626-4120